Redpoint Bio Corporation
7 Graphics Drive
Ewing, New Jersey 08628
Telephone: 609-637-9700
Fax: 609-637-0126
www.redpointbio.com

August 30, 2011

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Mail Stop 4720

Washington, D.C.  20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Redpoint Bio Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 000-51708

Dear Mr. Riedler:

This letter is submitted on behalf of Redpoint Bio Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 3, 2011 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 1

Sweetness Enhancer Program, page 3

1.                                       We note the discussion of your license and collaboration agreement with International Flavors and Fragrances, Inc. for the commercialization of the company’s RP44 technology on page 3.  Please provide proposed disclosure to be included in your next Form 10-K which includes a summary of the term and termination provisions of the agreement, as well as a range within ten percent of the royalties to be paid to the company.

Response:

We propose to add the following disclosure (updated and modified as of a then-current date) in our next annual report on Form 10-K for the fiscal year ending December 31, 2011:

“In June 2010, we entered into a License and Commercialization Agreement with IFF for the development, manufacture, use and commercialization of RP44.  IFF has exclusive rights, for five years, to develop, manufacture and commercialize RP44 in virtually all food and beverage product categories.  In return, we received an upfront payment of $0.5 million and we became eligible to receive two milestone payments of $0.5 million each based upon certain criteria regarding regulatory approval and supply.  In October 2010, IFF received notification by the Flavor and Extract Manufacturers Association (FEMA) that RP44 had been determined to be Generally Recognized As Safe (GRAS), triggering the $0.5 million regulatory approval milestone payment.  We have not yet achieved the supply milestone.  In addition to these milestone payments, we are eligible to receive royalties based on the amount of RP44 purchased by IFF for use in products.  Regardless of the amount of RP44 purchased by IFF for use in products, IFF shall be required to pay us minimum royalties in the low six figure range for each twelve month period following the first commercial purchase of RP44 by IFF for use in products.  IFF will continue to be responsible for the regulatory process and for costs associated with prosecuting and maintaining our intellectual property covering the sweetness enhancer.  Unless terminated earlier pursuant to the agreement, the agreement continues in effect until the end of the Royalty Term.  The Royalty Term commences on the first commercial purchase by IFF (or any of its affiliates) of RP44 from a supplier under a supply agreement and ends on the fifth (5th) anniversary of the first purchase under the supply agreement, or, if a patent covering RP44 or Products (as defined in the agreement) has issued, such later date on which RP44 or such Product is no longer covered by a Valid Claim (as defined in the agreement) in any country in the Territory (as defined in the agreement).  In addition to standard termination rights provided to each party, after the third (3rd) anniversary of this agreement, IFF may terminate the agreement at any time upon ninety (90) days prior written notice to the Company.”

Intellectual Property. Page 11

1.                                       Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including the expiration dates for each and the jurisdictions in which they were granted.  See item 101(c)(1)(iv) of Regulation S-K for guidance.

Response:

We propose to add the following disclosure (updated and modified as of a then-current date) in our next annual report on Form 10-K for the fiscal year ending December 31, 2011:

“We currently own or have licenses to nine issued U.S. patents and two issued foreign patents, none of which, given the changes in our business focus, remain material to our core business. Also, we own over 20 U.S. and foreign patent applications pending.

Due to recent scientific developments and financial constraints, we are no longer pursuing certain of our core scientific programs that we have historically been focusing on developing.  Going forward, we endeavor to develop the Microtiter Operant Gustometer and believe that we will receive certain payments under the License and Commercialization Agreement with IFF.  Although we do not have any patents covering either of these two assets, we have six applications pending.  As there can be no assurance that a financing will be available, the Company may need to pursue other strategic alternatives, including the possible divestiture of its MOG technology and associated costs.”

*                                         *                                         *                                         *                                         *

We further acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (215) 456-6142.

Sincerely,

/s/ Scott Horvitz

Scott Horvitz
Chief Financial Officer

cc:                                 Andrew P. Gilbert, Esq.